**OFFERING MEMORANDUM**

**PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)**

**The 360 ONLY Novelty Co.**

**2210 Pasadena Drive**
**Unit B**
**Austin, TX 78757**

**www.360onlynovelty.com**



**50000 shares of Common Stock**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 500,000* shares of Common Stock ($100,000)

*Maximum subject to adjustment for bonus shares. See Bonuses below

Minimum 50,000 shares of Common Stock ($10,000)

| | |
|---|---|
| **Company** | 360 ONLY Novelty Co. |
| **Corporate Address** | 2210 Pasadena Dr. unit #B, Austin Texas 78757 |
| **Description of Business** | Wholesale mfg. of novelty products (butane lighters, golf divot tools, jewelry) tied to shared patent pending technology |
| **Type of Security Offered** | Common Stock |
| **Purchase Price of Security Offered** | $0.20 |
| **Minimum Investment Amount** (per investor) | $150 |

## Voting Proxy

All investors purchasing shares in this offering agree to grant their voting rights to the Chief Executive Officer of the Company (or his or her successor) as proxy on their behalf, subject to the terms below:

**Voting Proxy.** *Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other*

*entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.*

## PERKS*

**$150+**    - entry into a raffle where two winners will be picked to receive all the products mentioned (one of each) in this Perk List.

**$200+**    - Receive a 360 ONLY Lighter and flame base plus all of above

**$300+**    - Receive a 360 ONLY BBQ Lighter and base plus all of above

**$500+**    - Receive a 360 ONLY Divot Tool, hat clip, and 360 Coin plus all of above

**$2000+**  - Double everything above $2000+  - 5% stock bonus** plus all of above

**$5000+**  - Additional 5% stock bonus*** plus all of above (total of 10% stock bonus)

*\*All perks fulfilled after the campaign closes and, for product perks, as each product is manufactured.*

**The 10% Bonus for StartEngine Shareholders**

360 ONLY Novelty Co. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over  $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date.  This means you will receive a bonus for any shares you purchase.  For example, if you buy 500 shares of Common Stock at $$0.20 / share, you will receive 550 Common Stock shares, meaning you'll own 550 shares for $$100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

**Multiple Closings**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

## THE COMPANY AND ITS BUSINESS

**The company's business**

*Description of Business*

The 360 ONLY Novelty Co. plans to sell a variety of magnetic "attach anywhere" consumer products:

1. The first being handheld butane lighters for the wholesale and retail Tobacco. Marijuana, Candle, and Barbecue Grilling markets. The lighters are unique in that they can attach to any metal surface and most other surfaces via adapter bases, and hold in any position.
2. The second is a golf divot repair tool that attaches by magnetic force to a brim of a hat or visor and/or to the body of the hat or the inseam of the hat or visor through a specialized hat brim clip or an adapter base. Markets are wholesale "brick and mortar" golf stores, golf stores, golf clubs, online, etc.
3. The third is jewelry that can attach via magnetic force to a customer's clothing through adapter bases that are placed inside the clothing and allow the magnetic jewelry to pinch the fabric between the jewelry and the adapter base. Markets are wholesale "brick and mortar" stores catering to women and girls and online.

The Company will be predominantly a wholesale manufacturing Company with forays into the retail market via internet sales from our website and Amazon.com with Amazon Fulfillment fulfilling internet orders. Our wholesale channels will be direct sales to Smoke Shops, Tobacco Shops, Golf stores, Golf courses, Boutiques, clothing chains, and Convenience Stores across the USA and indirect to Big Box Stores (anticipated goal) such as Walmart, Home Depot, Yankee Candle, etc. whose distribution centers would then distribute to their stores.

U.S. provisional patents exist on the 360 ONLY Lighter* and the 360 ONLY Divot Tool** and The 360 ONLY Jewelry***.

360 ONLY Lighter U.S. Provisional Patent - details:
The Founder and President of 360 ONLY Novelty Co., Jon Verwiel has been issued a provisional patent. It is his intent to formally sign over the patent to the 360 ONLY Novelty Co. when submitting the necessary paperwork with the United States Patent & Trademark Office when the company applies for a full patent. Until that time let it

be understood that the launch of this campaign on StartEngine is an informal yet legally binding notice that the patent is to be owned by 360 ONLY Novelty Co.

360 ONLY Divot Tool U.S. Provisional Patent - details:
The Founder and Secretary of 360 ONLY Novelty Co., Cole Halliburton has been issued a provisional patent. It is his intent to formally sign over the patent to the 360 ONLY Novelty Co. when submitting the necessary paperwork with the United States Patent & Trademark Office when the company applies for a full patent. Until that time let it be understood that the launch of this campaign on StartEngine is an informal yet legally binding notice that the patent is to be owned by 360 ONLY Novelty Co.

360 ONLY Jewelry U.S. Provisional Patent - details:
The Founder and Secretary of 360 ONLY Novelty Co., Cole Halliburton has been issued a provisional patent. It is his intent to formally sign over the patent to the 360 ONLY Novelty Co. when submitting the necessary paperwork with the United States Patent & Trademark Office when the company applies for a full patent. Until that time let it be understood that the launch of this campaign on StartEngine is an informal yet legally binding notice that the patent is to be owned by 360 ONLY Novelty Co.

## _Sales, Supply Chains, & Customer Base (year 1)_

We believe that the best path to success for the 360 ONLY Novelty Co. is to lead with the 360 ONLY Lighter division as it promises the greatest return on investment; and use the other product lines as pivot points should we run into difficulties with manufacturing and/or launching the lighter division. All three product lines are prototype ready; and company resources can be easily diverted to any product line should one become bogged down.

We plan to build our sales slowly and launch each product line when we have sufficient funds and stability to ensure success. Our first launch will be the 360 ONLY Lighter whose customer base is Tobacco and Marijuana smokers. The launch Target Market will be Millennial Marijuana Smokers and the launch Sales Channel will be local Smoke Shops whose customer base includes Millennial Marijuana Smokers. Market testing has shown that the customer base serviced by Smoke Shops want this product, and as long product sells these Smoke Shops will continue to reorder. As sales grow we will expand our sales directly to Smoke Shops across the nation all the while working with Walmart and Amazon to become a wholesale supplier for their chain stores and e-commerce markets. Becoming a supplier is a time consuming task expected to take up to 6 months.

The 360 ONLY Lighter is in the prototype stage (all our products are in the prototype stage) and will be manufactured by an established China manufacturer of disposable butane lighters. This manufacturing company will ship product to the 360 ONLY Distribution Center in Austin Texas via cargo container shipping through US Port of entry on the Gulf of Mexico. From the 360 ONLY Distribution center we will provide

bulk carton lighter sales to Smoke Shops and Convenient Stores across the nation.

## Competition

Our products are novel, unique, and never-before-seen. The provisional patent on the 360 ONLY magnet housing that is a pivotal component of all three provisional patents solves a specific problem that competitors have not been able to solve and thus similar product have not been introduced to the consumer market. We do not expect legal competition with the same products as ours as we believe that the provisional patents will keep U.S. competitors at bay until full patent status can be achieved. However, we understand that a provisional patent and/or full patent does not protect us from direct competition and/or indirect competition. Regarding direct competition, competitors may ignore the patent pending status and copy our products. At that time we will need to seek a legal course of action against those competitors in order to get them to halt.  As for indirect competition, there are competitors whose products closely resemble or could closely resemble all three product lines even though they do not necessarily violate the patent pending status of the 360 ONLY Novelty Co products.  Below are indirect competitors whose product lines could impact our product lines:

*The 360 ONLY Lighter* – The biggest indirect competitor is **Clipper Lighter by Flamagas S.A.**. Their Clipper Lighter shares the round diameter shape that 360 ONLY Lighter uses and they are refillable with butane gas like the 360 ONLY Lighter. Their major difference is that their flint system is replaceable which extends the product life and which **Flamagas S.A.** uses as a huge selling point.  The 360 ONLY Lighter does not have a replaceable flint system but instead a rare earth magnet system which extends the product life through a reduction in customer loss. This magnet system increases the cost of the 360 ONLY Lighter by 3-4 times when compared to the Clipper Lighter. Customers seeking a cheaper refillable lighter who are sure of not losing it will gravitate toward purchasing a Clipper Lighter.

*The 360 ONLY Divot Tool* – the biggest indirect competitors are broken into two categories. Because the divot tool is a specific tool (required by a golfer to just fix a single grass divot his/her ball causes on each flag green) it is rather ubiquitous in shape and form: single tine or double tines; pocket held or attached to brim of hat. The market is flooded by divot tool companies such as **MAXFLI** or **Frogger Golf**, whose main manufacturing requirement is low cost. The cheapest product that satisfies the specific tool's needs on the golf course while keeping the customer happy is made and marketed. These products are similar to the 360 ONLY Divot Tool in that they do the job required and based on "cost only" they are an indirect competitor. The 360 ONLY Divot Tool use of magnetic technology solves a specific problem that these other companies do not use and subsequently it costs more to manufacture. Customers concerned with just price will always go to an indirect competitor rather than purchase 360 ONLY Lighter. The second type of indirect competitors are those companies that license National Sports Teams and collegiate schools' names/mascots.

These license agreements are quite expensive and until the 360 ONLY Novelty Co can afford such license costs these types of companies such as **Team Effort Golf** (recognized in the golfing industry as a leader in the creative design of licensed golf accessories) will always be an indirect competitor. A golfer who wants a Sports team or college affiliated product will always forgo an unlicensed 360 ONLY Divot Tool for one that provides an emotional connection.

*360 ONLY Jewelry* – Just about any costume jewelry maker could be an indirect competitor but based on market analysis the biggest one for the target market that 360 ONLY Novelty Co is targeting is **Tween Brands** - owners of Justice for girls. Market testing has shown that the female tween demographic is the most lucrative market segment for 360 ONLY Jewelry. One of Tweens favorite places to shop for accessories is **Justice for Girls**.  Tween Brands have the financial wherewithal, manufacturing capacity, and "brick and mortar" stores (890+ Justice stores) to indirectly compete with 360 ONLY Jewelry in some manner. Knowing this the 360 Novelty Co. plans to approach Justice executive level directors and work out a business deal that mutually benefits both parties.

## Barriers to Entry

One of 360 ONLY's strategies is to establish a competitive barrier to entry by forming a strategic partnership with an established lighter company here in the USA or abroad. Even though we have a patent, we plan to use their experience, Goodwill, supply channels, and economies of scale to mitigate risk, and help keep competitors at bay and counterfeiters to a minimum.

## Liabilities and Litigation

No present or threatened litigation

**The team**

**Officers and directors**

| Jon Verwiel | President, Founder, and Director |
| Cole Halliburton | Secretary, Founder, and Director |

Jon Verwiel
Jon Verwiel (President, Founder, and Director - Full Time employee) has over 25 years of business experience. He graduated from University of Arizona with a Business degree and is currently in the process of completing a master's degree program (90% completed) in Business Entrepreneurship at Oklahoma State University. In the early years of his career he helped launch an electronic monitoring company where he handled all aspects of operations and was an integral part of the company's rapid

growth as exhibited by its attainment of a million dollars in sales within the second year. Mr. Verwiel next accepted an opportunity to be the Director of Orientation for an international student exchange company in Atlanta, Georgia where he handled all the logistics for orientating and acclimating foreign exchange students to US laws, customs, beliefs, etc. He was responsible for a quarter of million-dollar budget and for overseeing up to 700 students (twice a year) for five days of training and education before students were sent to their respective host families across the country. After a few years Mr. Verwiel found himself in Beverly Hills, California where he took over a failing Color Me Mine Paint-Your-Own-Ceramic Studio franchise and within a year turned it around, increased its sales by 34%, and earned a finalist position as "Best Franchise Owner" of the year. after four years of operating a Color Me Mine franchise, Mr. Verwiel sold the franchise. Mr. Verwiel yearned for the student interaction that he missed from his time in Atlanta, so he combined his knowledge and experience from the electronic monitoring company with his time teaching students; and wrote, created, implemented, and taught an 8 Hour Drug and Alcohol Awareness Diversion program for the County of Orange California Judicial System. For the next two years he taught over 2000 students (majority under the age of 20) and logged over 1000 public speaking hours to incredibly high acclaim. It was during this time that an idea was born to write a book about his time teaching troubled youths and the answers to help them succeed in life. Mr. Verwiel's book garnered the attention of a major publishing company but talks stalled as the editor of the publishing company felt the book needed a more successful ending, one with wider media attention, something that would bolster book sales. Not one to let rejection impede his progress, Mr. Verwiel set out to find such a successful ending. He decided to dust off several unique one-of-a-kind inventions he had created, one of which would later become the genesis of the 360 ONLY Lighter concept. Mr. Verwiel applied (and was accepted) to Oklahoma State University's Master's Program to garner the necessary Business acumen to help achieve his goals. Mr. Verwiel has spent the last 2 years working full time on the 360 ONLY Lighter concept. Below are the last three years positions and offices held by Mr. Verwiel: Feb 2016-May 2016: OSU grad student Masters Prog. June 2016-Dec 2017: Inventor/Founder of the 360 ONLY Lighter product lines. Jan 2018-Nov 2018 : President and Founder of the 360 ONLY Lighter LLC - a wholesale manufacturing company for butane lighters Nov 2018 - Today: President and Founder of the 360 ONLY Novelty Co. - a wholesale manufacturing company for novelty products tied to patent pending technology

Cole Halliburton
Cole Halliburton (Secretary, Founder, and Director) is a recent graduate of University of Texas (May 2017) and holds a Bachelor of Science and Arts in Computer Science degree. He signed onto the 360 ONLY team last July (after graduating), spearheading the technical and computer science side of the business as well as handling product development and marketing for the specific 360 ONLY Lighter product line. He is responsible for the front end development of the company, using both his technical and creative backgrounds to create CAD drawing, prototypes, web design, logo design, branding, and a whole host of other endeavors suited to his experience and expertise. Until the company can financial support another full time employee, Mr. Halliburton

will be working part time approximately 15-20 hours a week. He is currently full time at Verdtek - Austin Texas as an IT Technician.

Number of Employees: 3

**Related party transactions**

The company has not conducted any related party transactions.

## RISK FACTORS

These are the principal risks that related to the company and its business:

- **The provisional patents and other intellectual property could be unenforceable or ineffective** One of the Company's most valuable assets is its intellectual property. Provisional Patent on the concept of the 360 ONLY Lighter, 360 ONLY Divot Tool, and the 360 ONLY Jewelry are held by the founders, Jon Verwiel and Cole Halliburton and will be applying for a full U.S. utility patent in 2019 for all three. It is their intent to formally assign all three provisional patents to the 360 ONLY Novelty Co when each product applies for a full U.S. patent. Until that time let it be understood that the launch of this campaign on StartEngine is an informal yet legally binding notice that all three provisional patents are to be owned by 360 ONLY Novelty Co. Intellectual Property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the provisional patents unenforceable through some other mechanism. If competitors are able to bypass the provisional patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.
- **This is a brand new company** The company has no history, no customers, no revenues. If you are investing in this company, it's because you think the 360 ONLY Novelty Co. is a good idea, that the Company will be able to secure the intellectual property rights to the 360 ONLY Lighter and 360 ONLY Divot Tool, and that we will be able to successfully market, manufacture and sell the 360 ONLY Lighter, 360 ONLY Divot Tool, and 360 ONLY Jewelry, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any 360 ONLY lighters, 360 ONLY divot tools, and/or 360 ONLY jewelry and we plan to market a lighter, divot tool, and jewelry that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Any valuation at this stage is pure speculation** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. We attempted a fair estimate of valuation based on established and accepted business methods. One such method was the Berkus Method of Valuation for a startup pre-revenue Company which is what we used to figure Pre-Money Value of the Company ($1.4 million). Any valuation

at this stage is pure speculation.

- **Our business projections are only estimates** There can be no assurance that the company will meet those projections; even if there is sufficient demand for product; people think its a better option than the competition; and the 360 ONLY Novelty Co products have been priced at a level that allows the company to make a profit and still attract business.

- **We could fail to achieve the growth rate we expect even with additional investments** We expect to generate a significant amount of growth from the equity crowdfund investments some of which will be used in marketing a "new, novel, and never-before-seen" type of products (360 ONLY lighter, divot tool, jewelry) that the 360 ONLY Novelty Co is showcasing on this campaign. However, it is possible that the "new, novel, and never-before-seen" factor for some or all of our products is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

- **We rely on third parties to provide services essential to the success of our business** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on a single partner to manufacture our products. A disruption in this partner's operations or at one of their or our key suppliers to them could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- **The loss of one or more of our key personnel, or failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Your investment could be illiquid for a long time** You should be prepared to hold

this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by another company. However, that may never happen or it may happen at a price that results in you losing money on this investment. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at the time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the 360 ONLY Novelty Co. product lines at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

- **Transfer of patent rights to company may happen incorrectly or may not happen at all due to an unforeseen situation/occurrence** The 360 ONLY Lighter Provisional Patent is held by Jonathan Verwiel, president of the 360 ONLY Novelty Co. and the 360 ONLY Divot Tool Provisional Patent is held by Cole Halliburton a director of the 360 ONLY Novelty Co.. It is there intent to formally transfer and assign both provisional patents to the 360 ONLY Novelty Co. on or before the one year Provisional patent time expires when they submit both provisional patents for full patent application with the United States Patent & Trademark Office. Until that happens it is likely that the Company's value could be materially and adversely impacted.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

## OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

**Ownership**

- Jonathan Verwiel, 70.0% ownership, Common Stock
- Cole Halliburton, 30.0% ownership, Common Stock

## Classes of securities

- Common Stock: 7,000,000

### Common Stock

The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 7,000,000 shares currently outstanding.

### Voting Rights

Holders of **Common Stock** are entitled to one vote for each share held on record on all matters submitted to a vote of the stockholders.

### Voting Rights for Investors in this Offering. Voting Proxy

All investors purchasing shares in this offering agree to grant their voting rights to the Chief Executive Officer of the Company (or his or her successor) as proxy on their behalf, subject to the terms of the subscription agreement, section 22, attached as Exhibit F to this offering.

### Dividend Rights

Holders of **Common Stock** are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. The payment of dividends on the **Common Stock** will be a business decision to be made by the board of directors from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the **Common Stock** may be restricted by law and/or by loan agreements, indentures and other transactions entered into by us from time to time.

### Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of **Common Stock** are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred units.

### Rights and Preferences

The rights, preferences and privileges of the holders of the company's **Common Stock** are subject to and may be adversely affected by, the rights of the holders of any additional classes of preferred stock that we may designate in the future.

### What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of stockholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. A holder of Common Stock will have limited voting rights due to the proxy in favor of the CEO and will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuance of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

### Dilution

The investor's stake in a company could be diluted due to the company issuing additional stock. In other words, when the company issues more stock, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more stock, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers distributions, and most early stage companies are unlikely to offer distributions, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease, by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share

### Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

### Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

### Financial Condition

### Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the manufacturing and delivery of product, which we do not anticipate occurring until July 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

With that being said we expect to hit Break Even within 6-8 months by following the detailed Marketing Plan YEAR 1 listed in the Story portion of the campaign under the 360 ONLY Lighter segment. It is our intent to spend the first three months ramping up the business. We plan to work diligently with an oversea manufacturer to manufacture the 360 ONLY LIghter as well as open communications to pave the way for future business relationships with mega Sales Channels such as Walmart and Amazon which we believe will take up to 6-12 months to finalize.  During this time we will begin direct sales to local Smoke Shops within a 200 mile radius to Austin Texas, home office/distribution center. This will give us time to complete shipping and packaging certifications with the U.S. Department of Transportation as there are stringent guidelines to shipping hazardous flammable materials such as a butane lighter anywhere in the USA.

An employee Sales Lead is already in place to begin our national direct sales campaign to reach 100 Smoke Shops, Tobacco Stores, and Convenience stores (each month) across the nation, which will launch as soon as DOT approves our shipping packages - a process that could take up to 2 months. As we move into into that Direct Sales campaign we will begin a marketing campaign to target Marijuana Blogs. We are offering free product to bloggers and a discount on purchased product to their readers.

Our monthly goal is to contact and sponsor enough Marijuana Blogs whose aggregate readers total 50,000 readers. Out of that (based on statistical info supplied in the campaign story) we expect to generate on average 6500 lighter sales for about $52,000 in sales per month from the Marijuana Blog Campaign. Couple that with the wholesale revenue from 100 new vendor sales and the expected repurchase factor of those vendors and we expect to generate a steady stream of revenues that will support the stability of the company as we move into the next phase of the Sales plan which is the acquisition of support personnel to help take the company to the next level. This would include a CEO, HR, Logistics, It, etc - needed personnel to reach our goal of being a multi million dollar company by year end. It is expected that these new employees will help finalize the process to being accepted as a supplier to Walmart and Amazon which will catapult monthly sales into the million dollar bracket.   From there we will continue to grow and streamline the company all the while working out the kinks and keeping growing pains to a minimum. In year two we will launch the remainder of our distinct product lines; the XL BBQ Lighter, The XL Mini Candle Lighter, The 360 ONLY Torch, and the accessories to support them as well as the 360 ONLY Golf Divot Tool and 360 ONLY Jewelry.

### Financial Milestones

The company has one major operational challenge with which the future success of the company hinges on and that is the manufacturing of product. It is management's intent to form a strategic partnership with an existing oversea lighter manufacturer as a means of mitigating risk and increasing success.

Current sales forecasts are projected based on a strategic partnership with the above mentioned lighter manufacturers as well as on two major Sales Channels: Walmart and Amazon. It is our intent to begin the process to become suppliers to both Walmart and Amazon for all our product lines as soon as we meet our minimum $10,000 goal. The process is time consuming and we believe that it will take up to 6 months for Amazon and 12 months for Walmart, if we are successful. We are not worried that our products will be rejected by either retailer as we believe our unique never before seen products that solves the #1 problem of users and meets the #1 need of users will be a product both retailers would want to stock.

### Liquidity and Capital Resources

If the company is successful in this offering, we will likely NOT seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.  Management feels that once product is made, Break Even will be achieved within 6-8 months. Couple this with an estimated high gross profit margin over 75% and we do not see the likelihood of needing additional capital and will be using retained earnings to support the business and as a contingency for unexpected costs/problems.

**Indebtedness**

The Company has not had any material terms of indebtedness.

**Recent offerings of securities**

None

**Valuation**

$1,400,000.00

We used the Berkus Method of valuation to figure the Pre-Money Valuation of the 360 ONLY Novelty Co. We qualify to use this method of valuation (citations 21,57 below) based on two qualifying steps (citation 21 below): 1. We are a pre-revenue startup 2. We believe in the potential of the 360 ONLY Novelty Co. to reach over $20 million in revenues by the fifth year of business Because we qualify we can now use the 5 key criteria listed below to reach a basic valuation of the 360 ONLY Company. Keep in mind that each key criteria is listed at a maximum amount of $500k and as a pre-revenue company you can only value yourself at a maximum of $2 million. The 360 ONLY Company pre-money valuation is below followed by an explanation for our reasoning per criteria. Key Criteria Max $ 360 ONLY Co. 1. Sound Idea (basic value) $500k $500k* 2. Prototype (reducing technology risk) $500k $400k** 3. Quality Management Team (execution) $500k $200k*** 4. Strategic Relationships (go-to-market) $500k $ 0**** 5. Product Rollout or Sales $500k $300k***** Pre-Money Valuation (max.$2M) $1,400,000 * Sound Idea - The 360 ONLY Novelty concept (that is attach anywhere products using magnetic technology) is a sound idea supported by multiple U.S. Provisional Patents. It has never been seen in the marketplace and market testing and market beta testing (testing of a single 360 ONLY lighter successfully for over 15 months and testing of a single 360 ONLY divot tool for over a year) have both shown that the products work and that target markets want these products. Because of this we assigned the full value of the key criteria to the 360 ONLY Novelty Co. ** Prototype - a working 360 ONLY Lighter prototype has been created on paper utilizing existing manufacturer's production facilities with only a change to the mold design that creates the body of the plastic lighter. The inner gas workings are the same designs that are currently being used to create disposable lighters today. This significantly reduces the technology risk of creating the 360 ONLY Lighter concept. The 360 ONLY Divot Tool prototype has been manufactured and is ready to go to Market. Because of both these prototypes and their stages we assigned a $400k value of this key criteria to the 360 ONLY Novelty Co. We currently hold three Provisional Patents for each of the product lines mentioned in the campaign. Below is detailed information regarding each Provisional Patent. 360 ONLY Lighter U.S. Provisional Patent - details: The Founder and President of 360 ONLY Novelty Co., Jon Verwiel has been issued a provisional patent. It is his intent to formally sign over the patent to the 360 ONLY Novelty Co. when submitting the necessary paperwork with the United States Patent & Trademark Office when the company applies for a full patent. Until

that time let it be understood that the launch of this campaign on StartEngine is an informal yet legally binding notice that the patent is to be owned by 360 ONLY Novelty Co. 360 ONLY Divot Tool U.S. Provisional Patent - details: The Founder and Secretary of 360 ONLY Novelty Co., Cole Halliburton has been issued a provisional patent. It is his intent to formally sign over the patent to the 360 ONLY Novelty Co. when submitting the necessary paperwork with the United States Patent & Trademark Office when the company applies for a full patent. Until that time let it be understood that the launch of this campaign on StartEngine is an informal yet legally binding notice that the patent is to be owned by 360 ONLY Novelty Co. 360 ONLY Jewelry U.S. Provisional Patent - details: The Founder and Secretary of 360 ONLY Novelty Co., Cole Halliburton has been issued a provisional patent. It is his intent to formally sign over the patent to the 360 ONLY Novelty Co. when submitting the necessary paperwork with the United States Patent & Trademark Office when the company applies for a full patent. Until that time let it be understood that the launch of this campaign on StartEngine is an informal yet legally binding notice that the patent is to be owned by 360 ONLY Novelty Co. *** Quality Management Team - The president Jon Verwiel has 25 years of business experience as well as the necessary educational background to execute the 360 ONLY Novelty Co. business plan. Unfortunately, he is only one person and will need to recruit additional management to shore up the management team. Because of this we assigned a value of $200k out of a possible $500k maximum. **** Strategic Relationships – It is our intent to seek out a strategic partnership with an existing disposable lighter manufacturer and use their production facilities and existing sales channels to help bring our products to market, but because a strategic partnership has not been formalized (does not currently exist) we assigned a value of $0 for this criteria. ***** Product Rollout – the 360 ONLY management team has a detailed product rollout plan that demonstrates that we can attain BreakEven within 6-8 months of product being manufactured (ready to be sold at market). Because of this we assigned $300k out of a maximum of $500k for this criteria. Citations (21) - https://berkonomics.com/?p=131 (57) - https://medium.com/parisoma-blog/valuation-for-startups-9-methods-explained-53771c86590e

## USE OF PROCEEDS

| | Offering Amount Sold | Offering Amount Sold |
|---|---|---|
| Total Proceeds: | $10,000.00 | $100,000 |
| Less: Offering Expenses | | |
| StartEngine Fees (6% total fee) | $600 | $6,000 |
| Net Proceeds | $9,400 | $94,000 |
| Use of Net Proceeds: | | |

| | | |
|---|---|---|
| Production | $9,400 | $76,140 |
| Patent | $0 | $9,400 |
| Misc. Expenses | $0 | $4,700 |
| Legal Fees | $0 | $3,760 |
| **Total Use of Net Proceeds** | $9,400 | $94,000 |

_Breakdown of Proceeds_

This breakdown is an estimate only. Depending on how much money is raised will dictate the use of the proceeds. At our minimum goal of $10,000.00 all funds will be used to secure a strategic partnership with an existing lighter manufacturer in order to get the product made. This would include lawyer/contract fees, and other misc costs. From the $10,000 up to $76,140 all funds will be used for actual manufacturing of product of the 360 ONLY Lighter and flame base. Once past the $76K mark, funds will be geared to establishing the full patent as well as any legal fees for contracts and advice.

Should there be problems with manufacturing the 360 ONLY Lighter management is prepared to pivot part of the financial resources toward the manufacturing of the 360 ONLY Golf Divot Tool as we work out the challenges that have arisen with the 360 ONLY Lighter. The 360 ONLY Divot Tool is prototype ready and could easily be manufactured through plastic injection mold process via local Austin Texas manufacturers. Cost would be under $10,000 $12,000.

_**If the Maximum funding amount is achieved then the following breakdown of proceeds will occur:**_

**Product manufacturing (81%)** - includes lighter, flame base, clam packaging, special built carton shipping boxes, and shipping costs

**Patent (10%)** - attorney fees associated with researching and writing patent, patent searches, application fees

**Misc. Fees (5%)** - contingency fund for unexpected problems or unplanned costs

**Attorney and Legal fees (4%)** - Includes counsel, contract creation, contract review,

partnership contracts, and employee contracts

If we reach the target offering amount of $10,000, we may conduct the first of multiple closings of the offering early. Funds received in this manner may be used for marketing purposes to help raise the rest of our capital.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

*Irregular Use of Proceeds*

The Company will not incur any irregular use of proceeds

## REGULATORY INFORMATION

### Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

### Compliance failure

The company has not previously failed to comply with Regulation CF.

### Annual Report

The company will make annual reports available on its website www.360onlynovelty.com, at the specific page/link https://360onlynovelty.com/annual-report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The 360 ONLY Novelty Co.

*[See attached]*

I, Jon Verwiel, the President and Founder of the 360 ONLY Novelty Co., hereby certify that the financial statements of the 360 ONLY Novelty Co. and notes thereto for the periods ending November 6, 2018 and December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The 360 ONLY Novelty Co. was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of January 5, 2019.

 (Signature)

 (Title)

_____01/06/2019_____ (Date)

**The 360 ONLY NOVELTY CO.**

**FINANCIAL STATEMENTS**
**(UNAUDITED)**

**Since Inception**

## The 360 ONLY NOVELTY CO.
Index to Financial Statements
(unaudited)

**The 360 ONLY NOVELTY CO.**
**BALANCE SHEET**
**Since Inception**
(unaudited)

|                                          | December 31, 2018 |
|------------------------------------------|-------------------|
| Assets                                   |                   |
| Current Assets                           |                   |
|   Cash                         | $ 0               |
|     Current Assets   | $ 0               |
|                                          |                   |
| Total Assets                             | **$ 0**           |
|                                          |                   |
| Liquidity and Members' Equity            |                   |
|   Total liabilities            | $ 0               |
|                                          |                   |
|                                          |                   |
| Members' Equity                          |                   |
|                                          |                   |
|  Members' Equity                    |                   |
|   Additional paid in capital   | $ 0               |
|   Net Income                   | $ 0               |
|   (Distributed)                | $ 0               |
|   Total members' equity        | $ 0               |
|   Total liabilities and members' equity | **$ 0**  |

**The 360 ONLY NOVELTY CO.**
**STATEMENTS OF OPERATIONS**
**Since Inception**
(unaudited)

**Profit and Loss Statements**
**[November 6, 2018 – December 31, 2018]**

|  | December 31, 2018 |
|---|---|
| Revenues | $ 0 |
| Costs of Goods Sold | $ 0 |
| Ordinary Expense |  |
| Expense #1 | $ 0 |
| Expense #2 | $ 0 |
| Expense #3, etc. | $ 0 |
| **Total Expenses** | **$ 0** |
|  |  |
| Net Ordinary Income | $ 0 |
|  |  |
| Net Income | $ 0 |

**The 360 ONLY NOVELTY CO.**
**STATEMENTS OF MEMBERS' EQUITY**
**Since Inception**
(unaudited)

The statement of members' equity for the 360 ONLY Novelty Co., follows:

| | Common stock | | Paid-in | Retained | Stockholder |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| Inception | - | $ - | $ - | $ - | $ - |
| Issuance of founders stock | 7,000,000 | - | - | - | - |
| Contributed capital | - | - | - | - | - |
| Net income (loss) | - | - | - | - | - |
| December 31, 2018 | 7,000,000 | $ - | $ - | $ - | $ - |

# The 360 ONLY NOVELTY CO.
## STATEMENTS OF CASH FLOWS
### Since Inception
(unaudited)

|  | November 6,, 2018 – December 31, 2018 |
|---|---|
| Operating Activities | |
|   Net Income | $ 0 |
| Net cash provided by Operating Activities | $ 0 |
| Financing Activities | $ 0 |
|   Owner Equity: | |
|   Owner Equity: | $ 0 |
| Net cash provided by Financing Activities | $ 0 |
| Net cash increase for period | $ 0 |
| Cash at the end of the period | $ 0 |

## NOTE 1 – NATURE OF OPERATIONS

THE 360 ONLY NOVELTY CO., INC. was formed on November 6, 2018 ("Inception") in the State of Texas. The financial statements of THE 360 ONLY NOVELTY CO., INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

THE 360 ONLY NOVELTY CO., INC. manufactures a variety of magnetic "attach anywhere" products (magnetic lighters, magnetic golf divot tools, and magnetic jewelry). Its major product line is handheld butane lighters for wholesale markets. The lighters are unique in that they can not only attach to any metal surface, but to most other surfaces (such as glass, paint, wood, plastic, fabric, paper, and many more) via adaptor bases that allows the lighter to attach and hold to those surfaces. Once attached they can hold in any position, ready for use. Magnetic strength is such that a 360 ONLY lighter attached to the hood of a car traveling over 80 mph (directly in the path of the wind stream) for 20 minutes will not move. The 360 ONLY lighter concept was created in answer to a customer need and a customer problem solved. Our customer wants to know where his lighter is when he needs it as well as to eliminate the repetitive losing of one's lighter (the problem) through losing, misplacing, or unintentional borrowing from friends. Using a 360 ONLY Lighter reduces stress and frustration (no more frantic searching for a lighter when you need one), and financial waste (no more weekly lighter purchases to replace a just bought missing and/or lost lighter).

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the

8

use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from selling manufactured product such as magnetic attach anywhere lighters, divot tools, and jewelry when collection of the amounts due is reasonably assured.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3 – DEBT
The Company has no debt

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 5 – STOCKHOLDERS' EQUITY

*Common Stock*
We have authorized the issuance of 10,000,000 shares of Common Stock with par value $0. As of December 31, 2018, the company has currently issued 7,000,000 shares of our common stock.

**NOTE 6 – RELATED PARTY TRANSACTIONS**
None exist with the Company

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that occurred after December 31, 2018 through January 5, 2019. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

I, Jon Verwiel, the President and Founder of the 360 ONLY Lighter Company LLC, hereby certify that the financial statements of the 360 ONLY Lighter Company LLC and notes thereto for the periods ending June 11, 2018 and November 5, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The 360 ONLY Lighter Company LLC was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of January 30, 2019.



_____ (Signature)

_____ President _____ (Title)

_____ 1/30/2019 _____ (Date)

**The 360 ONLY LIGHTER COMPANY, LLC**

**FINANCIAL STATEMENTS**
**(UNAUDITED)**

**Since Inception**

**The 360 ONLY LIGHTER COMPANY, LLC**
Index to Financial Statements
(unaudited)

**The 360 ONLY LIGHTER COMPANY, LLC**
**BALANCE SHEETS**
**Since Inception**
(unaudited)

|                                          | November 5, 2018 |
| ---------------------------------------- | ---------------- |
| Assets                                   |                  |
| Current Assets                           |                  |
|   Cash                         | $   0            |
|    Current Assets         | $   0            |
|                                          |                  |
| Total Assets                             | **$   0**        |
|                                          |                  |
| Liquidity and Members' Equity            |                  |
|   Total liabilities            | $   0            |
|                                          |                  |
|                                          |                  |
| Members' Equity                          |                  |
|                                          |                  |
|  Members' Equity                    |                  |
|   Contributed capital          | $   0            |
|   Net Income                   | $   0            |
|   (Distributed)                | $   0            |
|   Total members' equity        | $   0            |
|   Total liabilities and members' equity | **$   0** |

**The 360 ONLY LIGHTER COMPANY, LLC**
**STATEMENTS OF OPERATIONS**
**Since Inception**
(unaudited)

**Profit and Loss Statements**
**[June 11, 2018 – November 5, 2018]**

| | November 5, 2018 |
|---|---|
| Revenues | |
| Costs of Goods Sold | $ 0 |
| Ordinary Expense | $ 0 |
| Expense #1 | |
| Expense #2 | $ 0 |
| Expense #3, etc. | $ 0 |
| **Total Expenses** | $ 0 |
| | **$ 0** |
| Net Ordinary Income | |
| | $ 0 |
| Net Income | |
| | $ 0 |

**The 360 ONLY LIGHTER COMPANY, LLC**
**STATEMENTS OF MEMBERS' EQUITY**
**Since Inception**
(unaudited)

The statement of members' equity for The 360 ONLY Lighter Company, LLC, follows:

| **The 360 ONLY LIGHTER COMPANY, LLC** | | | | | | |
|---|---|---|---|---|---|---|
| **Statement of Members' Equity** | | | | | | |
| **For the date ending November 5, 2018** | | | | | | |
| | **Jon Verwiel, Member Equity** | | **Cole Halliburton, Member Equity** | | **Total Members' Equity** | |
| Members' equity (units), June 11, 2018 units | 4,900,000 units | | 2,100,000 units | | 7,000,000 units | |
| Net increase (units) | 0 | | 0 | | 0 | |
| (Distributed) | ( 0 ) | | ( 0 ) | | ( 0 ) | |
| Members' equity (units), November 5, 2018 | 4,900,000 units | | 2,100,000 units | | 7,000,000 units | |

**The 360 ONLY LIGHTER COMPANY, LLC**
**STATEMENTS OF CASH FLOWS**
**Since Inception**
(unaudited)

|  | June 11, 2018 – November 5, 2018 |
|---|---|
| Operating Activities | |
| Net Income | $ 0 |
| Net cash provided by Operating Activities | $ 0 |
| Financing Activities | $ 0 |
| Owner Equity: | |
| Owner Equity: | $ 0 |
| Net cash provided by Financing Activities | $ 0 |
| Net cash increase for period | $ 0 |
| Cash at the end of the period | $ 0 |

## NOTE 1 – NATURE OF OPERATIONS

THE 360 ONLY LIGHTER COMPANY LLC was formed on June 11, 2018 ("Inception") in the State of Texas.  The balance sheet of THE 360 ONLY LIGHTER COMPANY LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

THE 360 ONLY LIGHTER COMPANY, LLC manufactures a variety of magnetic "attach anywhere" handheld butane lighters for wholesale markets. The lighters are unique in that they can not only attach to any metal surface, but to most other surfaces (such as glass, paint, wood, plastic, fabric, paper, and many more) via adaptor bases that allows the lighter to attach and hold to those surfaces. Once attached they can hold in any position, ready for use. Magnetic strength is such that a 360 ONLY lighter attached to the hood of a car traveling over 80 mph (directly in the path of the wind stream) for 15 minutes will not move. The 360 ONLY lighter concept was created in answer to a customer need and a customer problem solved. Our customer wants to know where his lighter is when he needs it as well as to eliminate the repetitive losing of one's lighter through losing, misplacing, or unintentional borrowing from friends. Using a 360 ONLY Lighter reduces stress and frustration (no more frantic searching for a lighter when you need one), and financial waste (no more weekly lighter purchases to replace a just bought missing and/or lost lighter).

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods.  Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

| | |
|---|---|
| Level 1 | - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. |
| Level 2 | - Include other inputs that are directly or indirectly observable in the marketplace. |
| Level 3 | - Unobservable inputs which are supported by little or no market activity. |

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 25, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from selling manufactured product such as disposable butane gas lighters and electronic vape pens when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Income Taxes*
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**
The Company has no debt

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

**NOTE 5 – MEMBERS' EQUITY**

*LLC Units*
The Company has authorized 10,000,000 Units of which 7,000,000 Units have been issued.

**NOTE 6 – RELATED PARTY TRANSACTIONS**
None exist with the Company

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that occurred after November 5, 2018 through January 30, 2019. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*

Discover Investments Edit My Campaign Diana C.

360 ONLY Novelty Co. is pending **StartEngine Approval.**



PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $100K goal
360 ONLY Novelty Co.
360 ONLY Novelty Co.
Magnetic "Attach Anywhere" Products
Small OPO Austin, TX Consumer Products US Investors Only


Overview Team Terms Updates Comments Share

# Magnetic "Attach Anywhere" Products

Neat idea, right? Simple if you think about it, but it begs the question... Why hasn't this been done before?

## We believe this has not been done before because...

- Until recently, magnets were just not strong enough
- Invention of "super strong" Rare Earth Neodymium Magnets changed that (10x stronger) (1)
- Unfortunately, Neodymium magnets are extremely brittle and shatter/break easily (1)
- Exposed Neodymium magnets tend to corrode faster, break apart, dislodge, and fall out from repetitive use (1)
- Life expectancy of a product using an exposed Neodymium magnet is low
- Fear of negative customer satisfaction eliminated Neodymium magnet use



The 360 ONLY Novelty Co.
A video message
from our
Founder and President


*(1) pros and cons of Neodymium Magnets*

## That is Until Now ....



The 360 ONLY Magnet Housing
(patent pending)*
Encapsulates and shields the Neodymium magnet
Eliminates breakage problems
Significantly extends the life and use of the magnet
Which then significantly extends the life of the product
Magnet Housing
Neodymium Magnet
Metal Base

- Ensures long term customer satisfaction

* The 360 ONLY Magnet Housing is a core component for each of the three Provisional Patents mentioned in this campaign. For details on each Provisional Patent please check below under **How Our Products Work**



360 ONLY Novelty Co.

***Proudly Presents***

360 ONLY Lighter
Never Lose Your lighter again
or BBQ Lighter

360 ONLY Divot Tool
Never Lose Yourself to a grass divot again

360 ONLY *Jewelry*
Never Lose Your *Style* again

Novel products utilizing the **360 ONLY** Magnet Concept

## How Our Products Work

### (1) Divot Tool



Exploded view of 360 Coin inside brim seam of hat with 360 ONLY Divot Tool attached via the magnetism of the magnet in the 360 Coin attracted to the magnet in the divot tool compressing the fabric of the hat between both magnets thus attaching divot tool to hat. Ball marker (metal) sticks to divot tool via magnet embedded in divot tool. Strength of magnets are such that divot tool and ball marker will not dislodge even if visor is shaken or thrown from body.

### (2) Lighter(s)



Exploded view of lighter and 360 ONLY Magnet Concept.

### (3) Jewelry



Exploded view: 360 Coin inside hat. Daisy outside and attached via the magnetism of the magnet in the 360 Coin attracted to the magnet in the daisy compressing the fabric of the hat between both magnets thus attaching daisy to hat.

Strength of magnets are such that daisy will not fall off even if hat is shaken vigorously.







Divot tool can be worn on the right or left side of hat at the inside seam of hat through the fabric (for a floating effect) via 360 coin. Ball marker easily slides off with one's fingers and can be used and re-attached while divot tool is still on hat.


360°NLY Lighter

Exploded view of divot tool with ball maker attaching to a 360 ONLY hat clip. Strength of magnet to metal hat clip is such that divot tool and ball marker will not dislodge if hat is thrown from body



While on hat clip divot tool can hold in any position. Divot tool is easily pried off with one hand, and after use, easily reattached with one hand (without visual line of sight or having to take hat off) and easily maneuvered into a position that looks fashionable while ready for next use. Bonus: Any metal ball marker can be used with the 360 ONLY Divot Tool.




prototype only
patent pending
technology
**
360 ONLY
XL Lighter
360 ONLY
Candle Lighter
360 ONLY
Lighter



XL lighters can attach directly to a steel refrigerator door and stay attached and not move even when door is closed/opened rapidly.



Candle lighter can attach to any metal surface such as the metal lid in the picture above or use a flame dot on glass to attach lighter directly to glass such as in the picture above.



360 Coin is placed inside the hat and the daisy is attached thru the fabric. Strength of magnets are such that daisy will not move from attachment spot. It will not slide, move, disengage, fall, etc. on its own. You could take the hat off and spin it around in your hand and the daisy will not move or disengage.


360
coin
magnet
housing
Neodymium
magnet
prototype only
patent pending
technology
***

Exploded view: Daisy attached to coin thru fabric.

Strength of magnets are such that daisy will not disengage even if wearer is running.



To remove: simply slid the daisy off the lapel into your hand. 360 Coin will follow all the while staying attached to the daisy.





**What Our Customers Are Saying...**

360°ONLY Divot Tool

"I am a weekly golfer and have been using the 360 ONLY Divot Tool on the bill of my golf cap for over a year. It is convenient and simple to use. No more digging in my pants pocket for either a divot tool or mall marker. Now when I need either I just reach up, pry off, and use! Once done, I simply bring either into close proximity of the hat clip and let the magnet snap either one onto the base of the hat clip. I am definitely a big fan!"

Dan V.
Tuscon, Arizona

360°ONLY Lighter

"Awesome lighter! No exaggeration! We hae been using this lighter since last October (2017) AND ONLY THIS LIGHT (over 15 months). That's unbelievable! And that's coming from somebody was buying at least one lighter a week. We placed the light on our glass bong and it's been there ever since. Our friends love it! No more, 'Hey where's the light?' or 'Who's got the lighter?' That's freakin awesome!"

Melinda and Chris B.
Grand Junction, Colorado

360°ONLY Jewelry

"This is soooo cute! I can't wait to show it to all my friends. They will love it! Where can I buy one?, like right now!"

Ashley M.
Orange, California

**\* 360 ONLY Lighter U.S. Provisional Patent - details:**

The Founder and President of 360 ONLY Novelty Co., Jon Verwiel  has been issued a provisional patent. It is his intent to formally sign over the patent to the 360 ONLY Novelty Co. when submitting the necessary paperwork with the United States Patent & Trademark Office when the company applies for a full patent. Until that time let it be understood that the launch of this campaign on StartEngine is an informal yet legally binding notice that the patent is to be owned by 360 ONLY Novelty Co.

**\*\* 360 ONLY Divot Tool U.S. Provisional Patent - details:**

The Founder and Secretary of 360 ONLY Novelty Co., Cole Halliburton has been issued a provisional patent. It is his intent to formally sign over the patent to the 360 ONLY Novelty Co. when submitting the necessary paperwork with the United States Patent & Trademark Office when the company applies for a full patent. Until that time let it be understood that the launch of this campaign on StartEngine is an informal yet legally binding notice that the patent is to be owned by 360 ONLY Novelty Co.

**\*\*\* 360 ONLY Jewelry U.S. Provisional Patent - details:**

The Founder and Secretary of 360 ONLY Novelty Co., Cole Halliburton has been issued a provisional patent. It is his intent to formally sign over the patent to the 360 ONLY Novelty Co. when submitting the necessary paperwork with the United States Patent & Trademark Office when the company applies for a full patent. Until that time let it be understood that the launch of this campaign on StartEngine is an informal yet legally binding notice that the patent is to be owned by 360 ONLY Novelty Co.

# What We Are About

The **360 ONLY** Novelty Co. is a wholesale manufacturing company with several unique never-before-seen novelty products tied to multiple diverse markets that we plan to develop, launch, and grow into stable product lines that our customers will not only use, but love to use.

We are not limited to just the three products lines mentioned above, but in fact have additional unique product lines in the pipeline that utilize the **360 ONLY** Magnet Concept.
Products such as:
**360 ONLY** Handbag,
**360 ONLY** Fashion Boots
**360 ONLY** Opti-Gems Eyeglasses
(to name just a few) – all utilizing in some form or manner the **360 ONLY** Magnetic Concept.

## Our End Goal



We want to sell
The 360 ONLY Novelty Co.
Why:
When: 5 years
For How Much?
A general business rule of thumb:
The selling price of a business is determined by its EBITDA* (37) multiplied by an "industry multiplier" which could be somewhere in the range of 5-7x EBITDA (38), but perhaps even higher depending on what type of industry used for comparison (39).
* EBITDA – Earnings Before Interest and Taxes, Depreciation and Amortization
(check out the Selling a Neighborhood Lemonade Stand Video below for an easy and short explanation of "earnings" and "valuation of a business". It is surprisingly helpful!

*(37) EBITDA explained*

*(38) business valuation through an "industry multiplier" explained*

*(39) example of firms with multiplier*

For an easy understanding of the concept of "earnings" and "valuation of a business", please click on this 2-min. video
Selling a Neighborhood Lemonade Stand (40)
It's quick, it's easy, and it's surprisingly helpful!



LEMONADE

*(40) 3 Minutes! How to Value a Business for Company Valuation*

## Mission Statement

*Build the 360 ONLY Novelty Co. into a multi-product company targeting diverse markets with "quality" and "responsible" products in order to maximize "earnings" and thus generate the highest selling price possible in five (5) years."*

## Success Factors

***Why we believe we will succeed***

SUCCESS FACTORS

1) **Market Size**
   - ❏ 18.2 million Millennials for the 360 ONLY Lighter *(7)*
   - ❏ 23.8 million U.S. Golfers for the 360 ONLY Divot Tool *(60)*

2) **High Profit Potential**
   - ❏ over 75% Gross Profit Margin for all three product lines

3) **Unique Marketing Opportunity**
   - ❏ The 360 ONLY Lighter will be showcased in a 2019 Hollywood Film*
     Lighters will be used by the films main actors in several scenes and as part of their costume. 360 ONLY Lighters will be highly visible to the audience throughout the film

4) **Barrier to Competition**
   - ❏ U.S. Patent Pending Concept for the 360 ONLY Lighter, 360 ONLY Divot Tool, and 360 ONLY Jewelry.

5) **Multiple Sales Channels**
   - ❏ Direct, wholesale, E-commerce

\* The director for **Magic Carpet Ride The Movie** has agreed to use the 360 ONLY Lighter in several scenes and as part of the main actors costumes. The 360 ONLY Lighters will be used in action and then affixed (via the 360 Coin) to the two main character's signature hats for the remainder of the movie where they will be highly visible to the audience. The 360 Management Team has been asked to provide a dozen 360 ONLY Lighters in various colors with the two main characters musical band logo embossed on the front of each lighter. Filming begins 2019. As additional information becomes available, 360 Management will post updates at the end of this campaign.

*(7) Millennial Smokers - Statistical Information*
*(60) U.S. Golfers - Statistical Information*

# The Investment Opportunity

The Offering

**Investment type**: **Common Stock (**with all voting rights granted to CEO, via proxy)

**Investment**
- Selling up to 500,000 shares of common stock at $0.20 per share
- Minimum investment is $150 ($150 / $0.20 = 750 shares of stock)
- Maximum investment is $100,000
- When you invest you are betting the company's future value will exceed $1,500,000

**PERKS\***

$150+  - entry into a raffle where two winners will be picked to receive all the products mentioned (one of each) in this Perk List.
$200+  - Receive a 360 ONLY Lighter and flame base plus all of above
$300+  - Receive a 360 ONLY BBQ Lighter and base plus all of above
$500+  - Receive a 360 ONLY Divot Tool, hat clip, and 360 Coin plus all of above
$1000+ - Double everything above
$2000+ - 5% stock bonus** plus all of above
$5000+ - Additional 5% stock bonus*** plus all of above (total of 10% stock bonus)

*\*All perks fulfilled after the campaign closes and as each product is manufactured.*

*\*\*This means you will receive a 5% bonus on any shares purchased between $2000-$4,999. For example, if you buy 10,000 shares of common stock at $0.20 / share, you will receive an additional 500 common stock bonus shares, meaning you'll own 10,500 shares for $2,000. All perks fulfilled after the campaign closes and, for the product perks, as each product is manufactured.*

*\*\*\*This means you will receive a 10% bonus on any shares purchased at $5000 or above. For example, if you buy 25,000 shares of common stock at $0.20 / share, you will receive an additional 2500 common stock bonus shares, meaning you'll own 27,500 shares for $5,000. All perks fulfilled after the campaign closes and, for the product perks, as each product is manufactured*

# Use of Funds

*Based on raising the Maximum Investment Amount*

Any monies raised from this campaign will be used predominantly to



Any monies raised from this campaign will be used predominantly to manufacture the 360 ONLY Lighter. This includes creation of an inventory of approximately 50,000 - 100,000 lighters with flame base. The remaining funds will be used to file the full patent with the U.S. Patent & Trademark Office and any costs tied to legal aspects such as contracts and advice. Should we run into problems that impact the manufacturing and launching of the 360 ONLY Lighter we will pivot to the 360 ONLY Divot Tool and divert our attention and capital to bringing that product to market all the while working on removing the problems surrounding the 360 ONLY Lighter.

FYI - The 360 ONLY Divot Tool is ready to launch, and for a relatively small amount of capital (around $10,000 - $12,000) can be manufactured and brought to market.

# The Remainder of the Campaign...

The remainder of the campaign (everything below this) deals with the **360 ONLY** Lighter Product. Continuing with all three product lines would just be confusing and overwhelming .

The information below is a sample demonstration of how we plan to achieve our goals in a timely and realistic manner; and is detailed to not only evoke credibility but build trust as well. We believe that the best path to success for the 360 ONLY Novelty Co. is to lead with the 360 ONLY Lighter division as it promises the greatest return on investment; and use the other product lines as pivot points should we run into difficulties with manufacturing and/or launching the lighter division. All three product lines are prototype ready; and company resources can be easily diverted to any product line should one become bogged down. This approach greatly heightens our success potential as we are not beholden to just the success of any one product. Basically, we are **not** putting all our eggs in one basket.

*360 ONLY Management*

---

**The 360 ONLY LIGHTER PRODUCTS**

MAGNETIC HANDHELD LIGHTERS
THAT ATTACH TO
MOST SURFACES,
(NOT JUST METAL)
IN ANY POSITION
READY FOR USE WHEN YOU NEED IT!

Products include:
- 360 ONLY Lighter
- 360 ONLY XL BBQ Lighter
- 360 ONLY Candle Lighter (XL Mini)
- 360 ONLY Cigar Torch

www.360onlynovelty.com

## The 360 **ONLY** Lighter

❑ **Solves the #1 complaint of users:**
The repetitive losing, misplacing, and/or unintentional borrowing of one's lighter
❑ **Meets the #1 need of users:**
Knowing where your lighter is when you need it
❑ **Saves money**
The 360 lighter is refillable with OTC butane gas extending the life of the lighter to over a year
❑ **Eco-Conscious**
- Each refill of butane saves 1 liter of crude oil [2]
- Reduction in landfill waste
  *Fact: one billion disposable lighters sold annually in the USA* [3]

*(2) Each refill of a lighter saves 1 liter of oil - info slide 17 of 28*
*(3) One billion disposable lighters sold annually in the USA*





- **U.S. Provisional Patent****
- **Rare Earth Neodymium Magnet (click green link for more info)**
  1. Ring shape Neodymium magnet allows for superior attachment, protection, and use in application
  2. Super strong ring magnet - 5 pounds of pressure (the pull force) is needed to remove lighter from metal surface *(4)*.
     - In layman terms the lighter (by way of the magnet) could pick up a 5 lb. metal weight.
  3. Strength of magnet is such that the lighter can hold in any position, at any degree - even upside down
     - Refer to *Lighter Adherence (80 mph wind) Test* below for a video example of magnet strength
     - If not overheated or physically damaged, Neodymium magnets will lose less than 1% of their strength over 10 years.
- **Lighter design** - unique shaft design allows Neodymium magnet to be securely attached without sacrificing use or look
- **Magnet Housing** - encapsulates magnet providing protection
  1. Eliminates safety concerns
     - Neodymium magnets are brittle, and easily chip, break, and/or shatter from repetitive use. Exposed neodymium magnets embedded in a product such as a lighter can shatter from use (impact force) with the broken magnet bits becoming dangerous projectiles that could possibly damage a person's eye.
  2. Extends product life
     - Shielding magnet eliminates breakage, extending the life of the magnet to decades.



*\* \*360 ONLY Lighter U.S. provisional patent - details:*
*The Founder and President of 360 ONLY Novelty Co., Jon Verwiel has been issued a provisional patent. It is his intent to formally sign over the patent to the 360 ONLY Novelty Co. when submitting the necessary paperwork with the United States Patent & Trademark Office when the company applies for a full patent. Until that time let it be understood that the launch of this campaign on StartEngine is an informal yet legally binding notice that the patent is to be owned by 360 ONLY Novelty Co.*

# How It Works: Base Adaptors

*Base adaptors expand the attachability of the lighter to most surfaces not just metal ones - hence the "attach anywhere" concept*



Flame Hat Clip

360 Coin for Invisible Floating Effect



360 Coin for Invisible
Super Strong Attachment

Novelty Base

360 Flame Dot for Glass

With One's
Imagination, the
Possibilities are
Endless

- **U.S. Provisional Patent\*\***
- **Base Adapters**
  - Expand the attachability of the lighter to most surfaces such as glass, tile, wood, paint, plastic, fabric, paper and more
  - **Consist of three types**
    1. **Novelty base** - metal base with nonmetal raised edge which allows the lighter to "dock and lock". Raised edge fits snugly around magnet housing eliminating vertical and horizontal movement. Raised edge increases holding power especially when lighter is attached to a moving, bouncing, or jostling surface such as a dashboard in a moving car.
       1. Comes in different styles, themes, and motifs such as U.S. flag, happy face, shamrock, etc.
    2. **360 Coin** - neodymium magnet embedded in coin. Magnet is reverse polarity to lighter magnet allowing lighter and coin to attach to each other through flexible surfaces such as fabric (as in a baseball hat) or cardboard (as in cigarette box).
    3. **360 Flame Dot** - no raised edge for smooth dock (attach) and slide (remove) action on metal base. Used on glass especially curved glass surface (ideal for glass bongs)



# Wondering Just How Strong The Neodymium Magnet Is?

## 360 ONLY Lighter Adherence (80 mph wind) Test Video



*5 lighters attached to the hood of a Toyota FJ Cruiser traveling 80 mph*

# What Makes This Product a Winner



Why Would You Want to INVEST

( prototype only **
  patent pending
  technology )

## Reasons for Success

- **U.S. Provisional Patent** - barrier to competition
- **Ease of Market Entry**
  - We believe Marijuana consumers want this product
  - Potential customers: *35 million monthly marijuana smokers (7)*
  - *7,000+ Smoke Shops (8)* and *9,000+ Tobacco Shops in U.S. (9)*
  - *150,000+ Convenience Stores in the U.S. (10)*
- **Repeat & Multiple purchase factor**
  - Average life of a 360 ONLY lighter = 1 year
    - Based on *life of flint wheel = on avg. 1500 flicks (14)*
  - Target consumer could purchase 2-3 lighters or more per year
    - Home, car, bedroom
- **Projected rapid sales and growth**
  - Estimate Break Even: 6-8 months of product hitting market
- **High Gross Profit Margin** - estimate above 75%
  - Low cost of goods sold; flexible pricing; low operation cost
- **Not a 'one trick pony' product**
  - Multiple product lines based on lighter concept with diverse markets (see below)
  - Wide variety of accessories catering to personal customization
- **Unique Marketing Opportunity**
  - The 369 ONLY Lighter will be showcased in a 2019 Hollywood Film* - *Magic Carpet Ride the Movie.* Lighters will be used by the films main actors in several scenes and as part of their costumes. The 360 ONLY Lighter will be highly visible to the audience throughout the film.

**\*\* 360 ONLY Lighter U.S. provisional patent:**

*The Founder and President of 360 ONLY Novelty Co., Jon Verwiel has been issued a provisional patent. It is his intent to formally sign over the patent to the 360 ONLY Novelty Co. when submitting the necessary paperwork with the United States Patent & Trademark Office when the company applies for a full patent. Until that time let it be understood that the launch of this campaign on StartEngine is an informal yet legally binding notice that the patent is to be owned by 360 ONLY Novelty Co.*

\* The director for Magic Carpet Ride The Movie has agreed to use the 360 ONLY Lighter in several scenes and as part of the main actors costumes. The 360 ONLY Lighters will be used in action and then affixed (via the 360 Coin) to the two main character's signature hats for the remainder of the movie where they will be highly visible to the audience. The 360 Management Team has been asked to provide a dozen 360 ONLY Lighters in various colors with the two main characters musical band logo embossed on the front of each lighter. Filming begins 2019. As additional information becomes available, 360 Management will post updates at the end of this campaign.



360 **ONLY** Lighters

360 **ONLY** Lighter

( prototype only **
  patent pending
  technology )

360 **ONLY** Cigar Torch

( prototype only **
  patent pending
  technology )

360 **ONLY** Candle Lighter

( prototype only **
  patent pending
  technology )

360 XL BBQ

( prototype only **
  patent pending
  technology )

**\*\* 360 ONLY Lighter U.S. Provisional Patent - details:**

*The Founder and President of 360 ONLY Novelty Co., Jon Verwiel has been issued a provisional patent. It is his intent to formally sign over the patent to the 360 ONLY Novelty Co. when submitting the necessary paperwork with the United States Patent & Trademark Office when the company applies for a full patent. Until that time let it be understood that the launch of this campaign on StartEngine is an informal yet legally binding notice that the patent is to be owned by 360 ONLY*

## Market Segments

**Who is our customer for each product?**

| | Cigarette Smoker | Marijuana Smoker | BBQ / Grill User | Cigar Smoker | Candle Enthusiast |
|---|---|---|---|---|---|
| **Lighter type** | 360 ONLY Lighter | | 360 XL BBQ | 360 ONLY Torch | XL Mini Candle |
| **Problem Solved** | • repetitive losing, misplacing, borrowing of one's lighter<br>• less money spent<br>• child fire safety | | • misplacing, losing lighter<br>• child fire safety<br>• save money | | • misplacing, losing lighter<br>• child fire safety |
| **Need Met** | • always there when needed<br>• Eco-conscious | | • always there<br>• Eco-conscious | • always there<br>• ordered space | • always there<br>• Eco-conscious |
| **Customer Mentality** | • need Nicotine fix<br>• social interaction | • Sharing the experience | family & friends activities | All about the ritual - relaxing | Creating an environment |
| **Demographic** | Millennials ( age 18 – 34) | | Millennials / adults | Gen X (35-55) | Millennials / adults |
| **Market Channel** | • Smoke Shops<br>• Online<br>• Walmart | | • Walmart<br>• Home Depot<br>• online | • Cigar shops<br>• Smoke shops<br>• Online | • Yankee Candle<br>• Bed Bath Beyond |
| **# of** | 3 - car, carry, home | 3 – home, carry, car | 1 - home | 2 – home, car | 2 – home |
| **Suggest retail price (SRP)** | $10 each set Lighter and base | $10 each set Lighter and base | $12 each (set) Lighter and base | $30 (set) Lighter and base | $10 each (set) Lighter and base |
| **Repurchase** | Once a year | Once a year | Every spring | Once every two years | Once a year |

-Internal research and findings

## Product Manufacturing Flowchart - 360 ONLY Lighter



*This graph shows the potential distribution of one of our products - the 360 ONLY Lighter. Though the company wishes to distribute the products as shown above, it does not currently do so.*

## Revenue Model

How we anticipate making money

## How we anticipate making money

***The below diagram centers around one product line - 360 ONLY Lighter***



360 ONLY Lighter
Information
Purchase / Order
Flow of Money
Wholesale/Retail Delivery
Distribution Shipping
Suggested Retail Price
$10 per lighter
$500 per carton (50)
Blog
Customer
360 Website
Customer
Customer
Social Media Ads
fulfillment by amazon
Amz Fees = $4.50
CoGS = $1
Gross Profit = $4.50
Walmart
Walmart
Walmart Supply Chain
Wholesale = $5
CoGS = $1
Gross Profit = $4
Walmart
Mfg.
Wholesale Customers
360 ONLY Corporate Office & Distribution Center
15,000+ SMOKESHOPS
Wholesale = $250
CoGS Carton = $50
Gross Profit = $200
Customer
Wholesale = $250
CoGS carton = $50
Gross Profit = $200
TRADESHOWS
Retail = $10
CoGS = $1
Gross Profit = $9
150,000+ CONVENIENCE STORES
Wholesale = $250
CoGS Carton = $50
Gross Profit = $200
Customer
Individual Customers Cash & Carry


*This graph shows the potential distribution and market flow of one of our products - the 360 ONLY Lighter. Though the company wishes to distribute the products as shown above, it does not currently do so.*

# Marketing Plan (YEAR 1)

### *360 ONLY Lighter with flame base*



(prototype only patent pending technology) **
360 ONLY Lighter with flame base


***** 360 ONLY Lighter U.S. Provisional Patent - details:***

*The Founder and President of 360 ONLY Novelty Co., Jon Verwiel has been issued a provisional patent. It is his intent to formally sign over the patent to the 360 ONLY Novelty Co. when submitting the necessary paperwork with the United States Patent & Trademark Office when the company applies for a full patent. Until that time let it be understood that the launch of this campaign on StartEngine is an informal yet legally binding notice that the patent is to be owned by 360 ONLY Novelty Co.*

# Target Market = Millennial Marijuana Smokers


Marijuana & Cigarette Smokers (USA)
MILLIONS
40
35
30
25
20
15
10
5
0
35
8.4
4.4
37.8
28.8
6.6
Marijuana Market
Cigarette Market
Total Avail Market (US) - Monthly Smokers[7]
Served Avail Market (US) - Daily Smokers[7]
Target Marget (US) - Daily Millennial Smokers[7,22]

* The Dept of Transportation has specific regulations on how hazardous flammable liquids such as butane lighters can be shipped in the U.S.. We must pass an inspection on the type/structure of the bulk carton shipping package for resale purposes where a third party shipping company would be used such as Fed-Ex, USPS, UPS, etc.. Until that inspection has occurred we will be targeting reseller in a 200 mile radius to the 360 Distribution Center in Austin and hand delivering product.

**Small Quantity shipments such as a single lighter (and up to 5 lighters in a small package) do not fall under DOT requirements as listed above. Packages are limited to an ounce or less of flammable liquid and must be shipped domestic surface transportation (highway or rail). International shipments prohibited.


Amarillo
Lubbock
Abilene
Fort Worth
Dallas
Texas
Austin
360
San Antonio
Houston
Corpus Christi

**Benchmark 1: Launch Wholesale Local Smoke Shops (anticipated)**

1. Product - 360 ONLY Lighter
2. Target Segment - daily Millennial marijuana smokers within metro Dallas, Austin, San Antonio, and Houston Areas
   - 229,320 Millennials
     - Calculation:
       - Total population of Texas Metro areas - ***Austin (25)***; ***Houston (26)***; ***Dallas (27)***; and ***San Antonio (28)*** = 14.7 million adults
       - 14.7 million adults x ***3% of the US Adult population who smoke Cannabis daily (22)*** x ***52% of US Adult pop. who smoke Marijuana are Millennials (7)*** = 229,320
3. Market Channel - ***Smoke shops in metro city areas listed above (29)*** = 225 Smoke Shops
   - Smoke Shop is defined as a place of business that sells Marijuana paraphernalia. It is also known as a Head Shop.
   - Offer promotional deal to new vendors to market test product
     - 1 carton (50 lighters)
     - No money down. invoice payable 'net-30 days' or by next order
     - Carton of 50 lighters hand delivered by 360 ONLY Staff until DOT certification of compliance awarded*
       - 200 mile radius - Austin Texas - see Texas map

**Benchmark 2: Sponsored content blog campaign aimed at Marijuana Bloggers (anticipated)**

- Each month contact enough blogs whose followers reach an aggregate total of 50K followers
- Offer blogger free product to do a review and to write about it
- Offer blogger's readers a 20% off coupon code for product
- Product shipped by USPS Ground**

**Benchmark 3: Direct sales campaign to 7,000+ Smoke Shops (8) and 9,000+ Tobacco Shops (9) across USA/Canada (anticipated)**

- GOAL: acquire 100 new smoke shops per month
- Must pass DOT inspection of shipping package in order to mail bulk cartons by ground transportation

**Benchmark 4: Attend/Show at Cannabis B2B Trade Shows (anticipated)**

- ***Rad Expo: October 2019, Portland OR (52)***
- ***Indo Expo (53)***
  - Denver, CO - January 2019
  - San Francisco, CA - April 2019
  - Portland, OR - August 2019
- Attendance is based on date of finished manufactured product

**Benchmark 5: Amazon Fulfillment to handle all Internet/website orders (anticipated)**

**Benchmark 6: Direct sales to *Walmart Superstore - 3,561 US stores (16)* (anticipated)**

# Statistical Data supporting Marketing Plan

- ***55 million Adult Americans currently smoke marijuana (7)***
  - ***20 million use it yearly (7)***
  - ***35 million use it monthly (7)***
    - ***8.4 million use it daily (22)***
      - 8.4 million is 3% of the ***total US Adult Population (59)***

Millennials

- ***Make up 25% of the US populations at 83.1 million (36)***
  - ***Age range is 18 - 34 (36)***
  - ***Millennials outnumber Baby Boomers (36)***
- ***52% of Adult American Marijuana smokers are Millennials (7)***
- ***23% of Millennials smoke cigarettes (45)***
- ***75% of Millennials who smoke prefer to smoke socially rather than alone(7)***
- ***25% of Millennials use a mobile device to make a least one purchase daily(48)***
- ***Millennials prefer word of mouth recommendations directly from friends when making purchases(49)***
- ***2/3 of Millennials shop at Walmart monthly (46)***
- ***Walmart - one of Millennials favorite grocers (47)***

## What Makes Our Team Special



One Word - "Chihuahua"

Meet Kobe our CCO (Chief Chihuahua Officer) and top alpha dog. He is the drive and muse behind The 360 ONLY Lighter. Without him we would have self imploded months ago. He demands pawfection and tail-waggin fun.

## A Note to you

### From the 360 ONLY Management Team

*"Everything you see on this campaign page we personally wrote, designed, and created. We wanted it to be simple and easily read as well as to build trust with you. After all we are hoping that you become an investor in the 360 ONLY Novelty Co.. Everything we have said is real, honest, and accurate (that is to the best of our knowledge and ability). If there is anything that is confusing or missing or just plain wrong let us know in the comments section at the end of this campaign, and we will do our best to find the answer and/or correct the issue. We truly believe that the 360 ONLY Lighter, 360 ONLY Divot Tool, and 360 ONLY Jewelry are great ideas/products, and with your help the 360 ONLY Novelty Co. will become an incredibly successful company. Thank you for your time and consideration. Have an awesome day."*

- The 360 ONLY Management Team


Birth of Idea
Overheard smokers complaining about buying yet again another lighter because they seem to keep losing them
June 2016
Oct/Nov 2017
360 ONLY Lighter Protoype Achieved
Aug 2017
April 2019
Patent Pending technology expanded into additional product lines
November 2018
August 2019
360 ONLY Novelty Co.
360 ONLY Novelty Co. Created
Nov 2018
October 2019
fulfillment by amazon
Amazon Marketplace sells and fulfills 360 Only Products
(ANTICIPATED)
December 2019
April 2020
Walmart

| Product Line Expansion | Launched on StartEngine | Production Begins | Product Arrives at Store | Approval to be a Supplier |
|---|---|---|---|---|
| 360 XL BBQ, XL Mini, Cigar Torch Lighters are developed | Now YOU can own a part of our company! | (ANTICIPATED) | (ANTICIPATED) | (ANTICIPATED) |

## Meet Our Team





### Jon Verwiel

President, Founder, and Director

*Jon Verwiel (President, Founder, and Director - Full Time employee) has over 25 years of business experience. He graduated from University of Arizona with a Business degree and is currently in the process of completing a master's degree program (90% completed) in Business Entrepreneurship at Oklahoma State University. In the early years of his career he helped launch an electronic monitoring company where he handled all aspects of operations and was an integral part of the company's rapid growth as exhibited by its attainment of a million dollars in sales within the second year. Mr. Verwiel next accepted an opportunity to be the Director of Orientation for an international student exchange company in Atlanta, Georgia where he handled all the logistics for orientating and acclimating foreign exchange students to US laws, customs, beliefs, etc. He was responsible for a quarter of million-dollar budget and for overseeing up to 700 students (twice a year) for five days of training and education before students were sent to their respective host families across the country. After a few years Mr. Verwiel found himself in Beverly Hills, California where he took over a failing Color Me Mine Paint-Your-Own-Ceramic Studio franchise and within a year turned it around, increased its sales by 34%, and earned a finalist position as "Best Franchise Owner" of the year. after four years of operating a Color Me Mine franchise, Mr. Verwiel sold the franchise. Mr. Verwiel yearned for the student interaction that he missed from his time in Atlanta, so he combined his knowledge and experience from the electronic monitoring company with his time teaching students; and wrote, created, implemented, and taught an 8 Hour Drug and Alcohol Awareness Diversion program for the County of Orange California Judicial System. For the next two years he taught over 2000 students (majority under the age of 20) and logged over 1000 public speaking hours to incredibly high acclaim. It was during this time that an idea was born to write a book about his time teaching troubled youths and the answers to help them succeed in life. Mr. Verwiel's book garnered the attention of a major publishing company but talks stalled as the editor of the publishing company felt the book needed a more successful ending, one with wider media attention, something that would bolster book sales. Not one to let rejection impede his progress, Mr. Verwiel set out to find such a successful ending. He decided to dust off several unique one-of-a-kind inventions he had created, one of which would later become the genesis of the 360 ONLY Lighter concept. Mr. Verwiel applied (and was accepted) to Oklahoma State University's Master's Program to garner the necessary Business acumen to help achieve his goals. Mr. Verwiel has spent the last 2 years working full time on the 360 ONLY Lighter concept. Below are the last three years positions and offices held by Mr. Verwiel: Feb 2016-May 2016: OSU grad student Masters Prog. June 2016-Dec 2017: Inventor/Founder of the 360 ONLY Lighter product lines. Jan 2018-Nov 2018 : President and Founder of the 360 ONLY Lighter LLC - a wholesale manufacturing company for butane lighters Nov 2018 - Today: President and Founder of the 360 ONLY Novelty Co. - a wholesale manufacturing company for novelty*

### Cole Halliburton

Secretary, Founder, and Director

*Cole Halliburton (Secretary, Founder, and Director) is a recent graduate of University of Texas (May 2017) and holds a Bachelor of Science and Arts in Computer Science degree. He signed onto the 360 ONLY team last July (after graduating), spearheading the technical and computer science side of the business as well as handling product development and marketing for the specific 360 ONLY Lighter product line. He is responsible for the front end development of the company, using both his technical and creative backgrounds to create CAD drawing, prototypes, web design, logo design, branding, and a whole host of other endeavors suited to his experience and expertise. Until the company can financial support another full time employee, Mr. Halliburton will be working part time approximately 15-20 hours a week. He is currently full time at Verdtek - Austin Texas as an IT Technician.*



*products tied to patent pending technology*



 

**Micah Johnson**
National Sales Lead

*Micah Johnson is no stranger to the entrepreneurial spirit. After graduating from the University of Tennessee at Chattanooga in 2013 with a Bachelor's degree in Business & Entrepreneurship she set off to pursue one of her passions, diving the great Blue Sea. Her journeys took her all over the east coast, finally landing her in one of the most southern points in the USA: Key Largo, Florida, where she decided she would teach her passion. She joined a national recognized Dive Shop where she earned her Master SCUBA Diver Trainer (MSDT) certification and started teaching scuba-diving full time. Quite pleased with where she is in life, she is now ready for her next challenge which she feels lies with joining the 360 ONLY Management Team where she can flex her knowledge, skills , and experience to ever growing success.*

**Richard Rees**
Distribution Center Manager

*Richard Rees is a native Texan whose career spans several manufacturing and technical industries targeting the operational side of the business – the "nuts and bolts" of what keeps a business humming along at maximum efficiency. Mr. Rees is excited to join the 360 ONLY Management Team and looks forward to utilizing his experience, knowledge, and go-getter attitude to drive the 360 ONLY Novelty Co. to ever growing success.*



## Offering Summary

Maximum 500,000* shares of  Common Stock ($100,000)

*\*Maximum subject to adjustment for bonus shares.  See Bonuses below*

Minimum 50,000 shares of  Common Stock ($10,000)

| | |
|---|---|
| **Company** | 360 ONLY Novelty Co. |
| **Corporate Address** | 2210 Pasadena Dr. unit #B, Austin Texas 78757 |
| **Description of Business** | Wholesale mfg. of novelty products (butane lighters, golf divot tools, jewelry) tied to shared patent pending technology |
| **Type of Security Offered** | Common Stock |
| **Purchase Price of Security Offered** | $0.20 |
| **Minimum Investment Amount (per investor)** | $150 |

### Voting Proxy

All investors purchasing shares in this offering agree to grant their voting rights to the Chief Executive Officer of the Company (or his or her successor) as proxy on their behalf, subject to the terms below:

**Voting Proxy.**  *Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and so, long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.*

### PERKS*

**$150+**  - entry into a raffle where two winners will be picked to receive all the products mentioned (one of each) in this Perk List.

**$200+**  - Receive a 360 ONLY Lighter and flame base plus all of above

**$300+**  - Receive a 360 ONLY BBQ Lighter and base plus all of above

**$500+**  - Receive a 360 ONLY Divot Tool, hat clip, and 360 Coin plus all of above

**$2000+** - Double everything above $2000+  - 5% stock bonus** plus all of above

**$5000+** - Additional 5% stock bonus*** plus all of above (total of 10% stock bonus)

*\*All perks fulfilled after the campaign closes and, for product perks, as each product is manufactured.*

### The 10% Bonus for StartEngine Shareholders

360 ONLY Novelty Co. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over  $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date.  This means you will receive a bonus for any shares you purchase.  For example, if you buy 500 shares of Common Stock at $$0.20 / share, you will receive 550 Common Stock shares, meaning you'll own 550 shares for $$100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

## Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds

Form C Filings

[ SHOW MORE ]

---

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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## Updates

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**VIDEO TRANSCRIPT (Exhibit D)**

<u>Video 1 – Title: "Video URL (YouTube or Vimeo)" from Basics page</u>

*[Onscreen Text in video is italicized, bold, and in brackets]*

"Hi there, my name is Jon Verwiel and I am the Founder and President of the 360 ONLY Novelty Co. A company with several unique never-before-seen products that solve specific problems for our customers. Three of those products are specifically showcased in this campaign – represented here – with several more on the back burner just waiting for the green light.

Our products combine well-known commonly used items with rare earth magnetic technology to create products that not only ease customer's lives, but brings a smile to their face, as they exclaim 'Wow that's neat!' When they see the product in action or the first time.

Of course, there's always that doubting Thomas in the crowd who shrugs and says, 'but really, how strong is that magnet? Can your products really hold up to the daily rigors of life?' And my answer is 'Yes Thomas, they can.'

We have personally tested our products by putting them to extreme tests. For example, we attached several 360 ONLY Lighters to the hood of a car then drove that car in excess of 80mph for 20 minutes. And none of the lighters moved.

We even hired beta testers to long term test our products. For the last year and a half, two of our products were used at least once a week, if not more, for an extended duration (of about 4 hours each time).

Here is what a golfer said about the 360 ONLY Divot Tool.

*["I am a weekly golfer and have been using the 360 ONLY Divot Tool on the bill of my golf cap for over a year. It is convenient and simple to use. No more digging in my pants pocket for either a divot tool or ball marker."*
*Dan V.*
*Tucson, Arizona]*

As you can see, we have products generating a positive buzz and are still being consistently used even over a year and a half later. I believe the smoker sums up our Company's potential the best when he said, 'Awesome lighter, no exaggeration. We have been using the 360 ONLY Lighter for 15 months and only this lighter. And that's coming from somebody who was buying at least one lighter a week.'

*["Awesome lighter! No exaggeration!"*

*"We have been using this lighter since last October (2017) AND ONLY THIS LIGHTER (over 15 months). That's unbelievable! And that's coming from somebody who was buying at least one lighter a week."*
*Melinda and Chris B.*
*Grand Junction, Colorado]*

This alone shows our Company's potential. If we can save the consumer time and money we

believe they will not only beat a path to the register to purchase our products, but will pay top dollar for them!

Now then, we can't achieve our goals or potential without your help. We need you to invest in the 360 ONLY Novelty Company! We truly believe that we can, with your help, build our company into an international success.

Thank you, and have a great day."

### Video 2 – Title: Selling a Neighborhood Lemonade Stand

How to value a company explained in 3 minutes.
*[How to value a company explained in 3 minutes*
***MBA**bullshit**.com]*

"Let's say you have a lemonade stand. It has a table worth $10" *[(table) 10$]*, "a pitcher worth $5" *[(pitcher) 5$]*, "and drinking glasses worth $5" *[(drinking glasses) 5$]*. "So a total of $20" *[total 20$]*. "If someone offers you $21 to buy your lemonade business what would you say?" *[21$ for (lemonade stand), deal?]* "Maybe you'll say yes" *[(thought bubble) Maybe..Yes]* "because its assets are worth only $20." *[(Shown on Calculator)20<21]*

"But what if your lemonade business is safely and consistently earning you a net profit or cash flow of $100 a year." *[100 $/year]* "Would you still sell it for $21?" *[would you still sell it for 21$?]* "Of course not! You will get $21, but you will lose $100 every year forever" *[21$ now (&) 100$ a year (on a scale tipped towards 100$ a year)]*.

"So, if I want to convince you to give up $100 a year forever, how much would I have to pay you?" *[If I want to convince you to give up 100$/year forever, how much would I have to pay you?]* "Simple, I must give you enough money to deposit in the bank so that the bank can give you an interest of $100 a year." *[100$/year]* "That way you can still earn $100 a year even if you don't have your lemonade business anymore."

"How much money do you need to deposit into the bank so that the bank will pay you interest of $100 per year?" *[How much $ you have to deposit to the bank to get 100$/year?]* "If Bank interest rates are 10%" *[10% Interest]* "then you would need to deposit $1000" *[1000$ Deposit]* "to earn $100 a year" *[100$/year]*, "because $100 is equal to 10% of $1000. So now, what is the value of your business or company?" *[So what is the value of your business or company?]* "Is it 20 dollars" *[(Shown on Calculator)20$?]*, "which is the value of its assets? Or is it $1000" *[(Shown on Calculator)1000$?]*, "which is the value based on yearly earnings? As financial managers, we tend to value a business based on the value of its earnings." *[Value a business by the value of its earnings]* "So in this case it would be $1000" *[(Shown on Calculator)1000$]* "and not $20."

"Of course, this was just a super simplified story and example to teach the basic concept." *[Reality: This biz maybe lower than $1,000 if sold privately or higher in stock market]*

"Do you also want to learn how to calculate the value of a company or business based on

earnings?" *[Do you also want to learn how to calculate the value of a company or business based on earnings?]* "Watch my free video at MBABullshit.com." *[MBAbullshit.com]* "See you there."

## Video 3 – Title: How it Works – The 360 ONLY Lighter in action

*(Onscreen Text for video cover photo is in parentheses)*

*(How it Works)*

*(The 360 ONLY Lighter in action)*

*[Onscreen Text in video is italicized, bold, and in brackets]*

# *[360 ONLY Lighter]*

# *[Never Lose Your Lighter again]*

# *[The ONLY Lighter You'll Ever Need]*

# *[www.360onlylighter.com]*

### Scene 1 – (Heading – No text seen in video)

"Hi, my name is Jon Verwiel and I am the inventor

of a unique never before seen handheld flame lighter.

**now before you role your eyes and discount me,**

**saying to yourself "it's just a lighter"**

let me ask you a few questions:

Are you tired of misplacing your lighter?

Do you really enjoy dumping your purse out, ripping your car apart, or upending every drawer in the house looking for your missing lighter?

Have you become miffed at friends and family who continue to "unintentionally" borrow your lighter? Often Permanently!

Would you like to save time, money, perhaps your sanity

by always knowing where your lighter is?

If yes, then the 360 ONLY lighter

is the perfect lighter for you.

It solves these problems

and so much more.

Let me show you how it works."

## Scene 2 – (Heading – no text seen in video)

"The 360 lighter has a super strong Neodymium magnet embedded in the shaft of the lighter that allows you to attach the lighter to any metal surface."

"Now we understand that not ever surface you would want to use is metal **(Cole taps the side of the bench to emphasis – direction: no text seen in video)** so we created unique base adaptors that expand the attachability of the 360 ONLY Lighter to include most surfaces."

"For instance, Cole will be attaching the lighter to the top of a box of cigarettes and then demonstrating the holding power of the lighter."

## Scene 3 – (Heading – no text seen in video)

"Another unique base adaptor is the A/C vent and novelty base."

"The AC vent adaptor allows the 360 lighter to attach to any vent in one's car while the novelty base allows you to attach the lighter to any smooth surface in the car including the dashboard, console, and even the rearview mirror"

## Scene 4 – (Heading – no text seen in video)

"A final unique base adaptor is the 360-flame dot used specifically on curved glass such as a hurricane glass candle sleeve.

The 360 Flame dot allows the 360 lighter to be attached to the side of the glass easily visible and ready for use."

-

## Video 4 – Title: 360 ONLY Lighter Adherence (80 mph wind) Test Video

Produce demonstration video showing 5 lighters attached to the hood of a Toyota FJ Cruiser traveling 80 mph

**STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)**

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

**EXHIBIT F TO FORM C**

**ADDITIONAL CORPORATE DOCUMENTS**

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE.  THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

%%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

The undersigned understands that %%NAME_OF_ISSUER%%, a Corporation organized under the laws of %%STATE_INCORPORATED%% (the "Company"), is offering up to $%%MAX_FUNDING_AMOUNT%% of Common Stock (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated %%DATE_OF_LAUNCH%% the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

**1. Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering.  The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

**2. Acceptance of Subscription and Issuance of Securities.**  It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof.  Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

**3. The Closing.** The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. PST on  %%FUNDING_END_DATE%%, or at such other time and place as the Company may designate by notice to the undersigned.

**4. Payment for Securities.**

(a) Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") [a] from the undersigned by %%PAYMENT_METHOD%% of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(b) **Special Provisions for cryptocurrency payments.** Notwithstanding Section 4(a), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made

**5. Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of %%STATE_INCORPORATED%%, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection

with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

**6. Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

*a) General.*

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

*b) Information Concerning the Company.*

i. The undersigned has reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as

generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

**viii.** Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

### c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

### d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

### e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

***f) Uncertified Shares.***

i. The undersigned acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives the undersigned's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

**7. Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

**8. Revisions to Manner of Holding.**

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

**9. Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

**10. Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

**11. Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

**12. Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

**13. Submission to Jurisdiction.** With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the %%ISSUER_LOCATION%% which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

**14. Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%, without regard to conflict of law principles thereof.

**15. Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

**16. Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

**17. Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

| If to the Company: | **%%ADDRESS_OF_ISSUER%%**<br><br>**E-mail: %%ISSUER_EMAIL%%**<br><br>**Attention: %%ISSUER_TITLE%%** |
|---|---|
| with a copy to: | **Attention: %%LEGAL_NAME%%**<br><br>**E-mail: %%LEGAL_EMAIL%%** |
| If to the Purchaser: | **%%VESTING_AS%%**<br><br>**E-mail: %%VESTING_AS_EMAIL%%**<br><br>**Attention: %%INVESTOR_TITLE%%** |

**18. Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

**19. Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments

described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

**20. Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

**21. Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

**22. Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this %%NOW%%.

---

PURCHASER (if an individual):

By_%%SUBSCRIBER_SIGNATURE%%_____

Name:%%VESTING_AS%%

%%VESTING_AS_EMAIL%%

%%SUBSCRIBER_SIGNATURE%%

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PURCHASER (if an entity):

__%%SUBSCRIBER_SIGNATURE%%_____

Legal Name of Entity


By_____%%INVESTOR_SIGNATURES%%_____

Name: %%VESTING_AS%%

%%VESTING_AS_EMAIL%%


Title:%%INVESTOR_TITLE%%


State/Country of Domicile or Formation: _____


The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% Securities for $%%VESTING_AMOUNT%%.


| %%NAME_OF_ISSUER%% |
|---|
| By_____%%ISSUER_SIGNATURE%%_____<br>Name: %%NAME_OF_ISSUER%%<br>Title: %%ISSUER_TITLE%% |


[a]

Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.